UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Covenant Bancshares, Inc.
Full Name of Registrant

Former Name if Applicable

7603 West Madison Street
Address of Principal Executive Office (Street and Number)

Forest Park, Illinois 60130
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At this time the audit for the Covenant Bancshares, Inc. (the "Company") fiscal year ended December 31, 2010 is not complete, and as a result the Company cannot file its Form 10-Q for the quarter ended September 30, 2011 within the prescribed time period without unreasonable effort or expense.  As disclosed in the Company’s Form 8-K filed on September 23, 2011, McGladrey & Pullen, LLP, the Company’s independent registered public accounting firm, will resign upon the completion of the audit for the year ended December 31, 2010.  Upon completion of the audit, we will finalize and file the Company’s Annual Report on Form 10-K for the year ended 2010, which will include the 2010 audited financial statements.

On or prior to the filing of the Company’s Form 10-K, we expect to retain a new independent registered public accounting firm.  Subsequent to the Form 10-K filing and with the assistance of a new auditor, the Company will begin to prepare and finalize interim unaudited quarterly financial statements for the quarters ended March 31, June 30 and September 30, 2011.  Once the 2010 audited financial statements and 2011 interim unaudited financial statements through the quarter ended September 30, 2011 are complete, we will be able to file an amendment to our Form 10 Registration Statement and file Forms 10-Q for each of the quarters ended March 31, June 30 and September 30, 2011.  At this time, the Company does not expect to be able to file its Form 10-Q for the quarter ended September 30, 2011 by the fifth calendar day following the required filing date as prescribed in Rule 12b-25 of the Securities Exchange Act of 1934.

(Attach extra sheets if needed.)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Herman L. Davis	(773)	533-5208
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

			☐ Yes	☒ No
The Company has not filed the Form 10-K for the year ended December 31, 2010, or the Forms 10-Q for each of the quarters ended March 31 and June 30, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes	☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Covenant Bancshares, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2011	By:	/s/Herman L. Davis
Name: Herman L. Davis
Title: Sr. Vice President, CFO, Secretary and Treasurer